                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 12.1

                                                                                                                  PRO FORMA
                                                                                                            ----------------------
                                                                          SIX MONTHS SIX MONTHS NINE MONTHS SIX MONTHS NINE MONTHS
                                                                             ENDED      ENDED      ENDED       ENDED      ENDED
                                            FISCAL YEAR ENDED             ---------- ---------- ----------- ---------- -----------
                                -----------------------------------------  JUNE 30,    DEC 29,    SEPT 28,    DEC 29,    SEPT 28,
                                   1998       1999      2000       2001      2002       2002       2003       2002(5)     2003(5)
                                ---------  ---------  --------  ---------  --------  ---------- -----------  --------  -----------
Income (loss) before income
   taxes, minority interest,
   equity in net loss of
   unconsolidated company
   and cumulative effect of
   change in accounting
   principle (3)                $(337,474) $(307,667) $(79,566) $(301,886) $363,017  $  (40,651)$    18,990  $(40,651)    $18,990
Fixed charges (1)(4)               21,381     25,959    46,913    156,935       564       7,048       7,462     4,773       7,401
Total earnings (losses) and
   fixed charges (3)            $(337,474) $(307,667) $(79,566) $(301,886) $363,581  $  (33,603)$    26,452  $(35,878)    $26,391
Fixed charges (1)(4)               21,381     25,959    46,913    156,935       564       7,048       7,462     4,773       7,401
Ratio of earnings to fixed
   charges (2)                        N/A        N/A       N/A        N/A      645:1        N/A       2.8:1       N/A         3.6

(1) Fixed charges consist of interest expense incurred, amortization of loan fees and the portion of rental expense under operating expense deemed by the Company to be representative of the interest factor.

(2) Earnings were inadequate to cover fixed charges for fiscal 1998, 1999, 2000, 2001, and the six months ended December 29, 2002, by approximately $337.5 million, $307.7 million, $79.6 million, $301.9 million, and $40.7 million.

(3) Total earnings and fixed charges for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of $396.4 million to their fair values in connection with the adoption of fresh-start reporting for the six months ended June 30, 2002.

(4) In accordance with SOP 90-7, Komag, Incorporated did not record interest expense on its outstanding debt during the chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.

(5)   The pro forma calculations give effect to the application of the assumed
      net proceeds of $     related to the issuance of our new     % convertible
      subordinated notes to repay $     of our existing debt at an average
      interest rate of      %.